Minco Gold Corporation
(An exploration stage enterprise)

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2012 and 2011
(Expressed in Canadian dollars, unless otherwise stated)

(1)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of condensed consolidated interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Minco Gold Corporation have been prepared by, and are the responsibility of, the Company’s management. The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with International financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, interim Financial Reporting.

Minco Gold Corporation’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed consolidated interim financial statements by an entity’s auditor.

Dr. Ken Cai	Ellen Wei, C.A.
President and CEO	Interim Chief Financial Officer

Vancouver, Canada

May 11, 2012

(2)

Index

		Page

Condensed Consolidated Interim Financial Statements		4 - 8

	Condensed Consolidated Interim Statements of Financial Position	4

	Condensed Consolidated Interim Statements of Income (Loss)	5

	Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	6

	Condensed Consolidated Interim Statements of Changes in Equity	7

	Condensed Consolidated Interim Statements of Cash Flow	8

Notes to Condensed Consolidated Interim Financial Statements		9 - 19

1	General information	9

2	Basis of preparation	9

3	Cash and cash equivalents	10

4	Mineral interests	10

5	Equity investment in Minco Silver Corporation	12

6	Share capital	13

7	Commitments	16

8	Related party transactions	16

9	Segment reporting	19

(3)

Minco Gold Corporation
(An exploration stage enterprise)
Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars, unless otherwise stated)

	March 31,	December 31,
	2012	2011
Assets	$	$
Current assets
Cash and cash equivalents (note 3)	6,154,660	6,696,805
Marketable securities	4,200	10,500
Receivables	83,871	52,618
Due from related parties (note 8)	67,395	449,888
Prepaid expenses and deposits	193,336	176,959
	6,503,462	7,386,770

Long-term deposit	53,127	53,127
Property, plant and equipment	231,118	247,860
Equity investment in Minco Silver (note 5)	14,044,780	14,489,016
	20,832,487	22,176,773
Liabilities
Current liabilities
Accounts payable and accrued liabilities	455,705	521,931
Accounts payable for Changkeng permit (note 4(a))	4,606,182	4,681,156
Advance from non-controlling interest (note 4(a))	2,471,783	2,512,015
	7,533,670	7,715,102
Equity
Equity attributable to owners of the parent
Share capital (note 6(a))	41,758,037	41,758,037
Contributed surplus	7,197,418	6,982,376
Accumulated other comprehensive income	168,554	256,125
Deficit	(38,250,523)	(36,949,896)
	10,873,486	12,046,642
Non-controlling interests	2,425,331	2,415,029
Total equity	13,298,817	14,461,671
	20,832,487	22,176,773

Commitments (note 7)
Approved by the Board of Directors

(signed) Malcolm Clay Director	(signed) Robert Callander Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(4)

Minco Gold Corporation
(An exploration stage enterprise)
Condensed Consolidated Interim Statements of Income (Loss)
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31,
	2012	2011
	$	$
Exploration costs	302,889	283,846
Administrative expenses (note 8)
Accounting and audit	35,906	70,371
Amortization	15,378	17,684
Consulting	27,083	27,250
Directors' fees	14,500	14,000
Foreign exchange (gain) loss	(3,146)	20,689
Investor relations	62,237	144,780
Legal	61,699	731
Office and miscellaneous	44,549	71,594
Property investigation	653	29,277
Regulatory and filing	17,539	47,734
Salaries and benefits	141,968	119,432
Share-based compensation (note 6(b))	215,042	776,741
Travel and transportation	19,025	14,296
	652,433	1,354,579
Operating loss	(955,322)	(1,638,425)
Unrealized loss on marketable securities	(6,300)	(6,300)
Finance income (expense)	40,406	(36,496)
Loss for the period before loss from equity investment and dilution gain	(921,216)	(1,681,221)
Share of loss from equity investment in Minco Silver (note 5)	(361,069)	(677,154)
Dilution gain (loss) (note 5)	(8,040)	8,478,000
Net income (loss) for the period	(1,290,325)	6,119,625

Net income (loss) attributable to:
Shareholders of the Company	(1,300,627)	6,121,690
Non-controlling interest	10,302	(2,065)
	(1,290,325)	6,119,625
Earnings (loss) per share:
basic	(0.03)	0.12
diluted	(0.03)	0.12
Weighted average number of common shares outstanding – basic	50,348,215	49,980,910
diluted	50,348,215	51,817,370

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(5)

Minco Gold Corporation
(An exploration stage enterprise)
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31,
	2012	2011
	$	$
Net income (loss) for the period	(1,290,325)	6,119,625
Other comprehensive income (loss)
Cumulated translation adjustment from Minco Silver investment	(75,127)	(87,981)

Exchange differences on translation from functional to presentation currency	(12,444)	(40,859)

Total comprehensive income (loss) for the period	(1,377,896)	5,990,785
Comprehensive income (loss) attributable to:
Shareholders of the Company	(1,388,198)	5,992,850
Non-controlling interest	10,302	(2,065)
	(1,377,896)	5,990,785

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(6)

 Minco Gold Corporation
 (An exploration stage enterprise)
 Condensed Consolidated Interim Statements of Changes in Equity
 For the three months ended March 31, 2012 and 2011

 (Expressed in Canadian dollars, unless otherwise stated)

	Attributable to equity owners of the Company
	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$	$	$

Balance - January 1, 2011	49,514,882	40,335,033	5,355,953	(63,252)	(37,841,318)	7,786,416	2,444,005	10,230,421
Income (loss) for the period	-	-	-	-	6,121,690	6,121,690	(2,065)	6,119,625
Other comprehensive loss	-	-	-	(128,840)	-	(128,840)	-	(128,840)
Share-based compensation	-	-	776,741	-	-	776,741	-	776,741
Proceeds on issuing shares from exercise of options	728,433	1,298,035	(588,454)	-	-	709,581	-	709,581
Balance - March 31, 2011	50,243,315	41,633,068	5,544,240	(192,092)	(31,719,628)	15,265,588	2,441,940	17,707,528

Balance - January 1, 2012	50,348,215	41,758,037	6,982,376	256,125	(36,949,896)	12,046,642	2,415,029	14,461,671

Net income (loss) for the period	-	-	-	-	(1,300,627)	(1,300,627)	10,302	(1,290,325)
Other comprehensive loss	-	-	-	(87,571)	-	(87,571)	-	(87,571)
Share-based compensation	-	-	215,042	-	-	215,042	-	215,042
Balance - March 31, 2012	50,348,215	41,758,037	7,197,418	168,554	(38,250,523)	10,873,486	2,425,331	13,298,817

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(7)

Minco Gold Corporation
(An exploration stage enterprise)
Condensed Consolidated Interim Statements of Cash Flow
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

Three months ended March 31,
	2012	2011
Cash flow provided by (used in)	$	$

Operating activities
Net income (loss) for the period from continuing operations	(1,290,325)	6,119,625
Adjustments for:
Amortization	15,378	17,684
Equity loss on investment in Minco Silver	361,069	677,154
Dilution (gain) loss	8,040	(8,478,000)
Share-based compensation (note 6(b))	215,042	776,741
Foreign exchange gain	(3,219)	(71,460)
Unrealized loss on marketable securities	6,300	6,300
Changes in items of working capital:
Receivables	(31,492)	(45,459)
Due from related parties	364,739	815,532
Prepaid expenses and deposits	(18,104)	(84,277)
Accounts payable and accrued liabilities	(62,228)	(219,173)
Net cash used in operating activities	(434,800)	(485,333)

Investing activities
Loan receivable	-	8,978,648
Property, plant and equipment	(2,466)	(2,798)
Short-term investments	-	293,770
Net cash generated from (used in) investing activities	(2,466)	9,269,620

Financing activities
Proceeds from stock options exercise	-	709,582

Effect of exchange rate changes on cash and cash equivalents	(104,879)	(138,861)

Increase (decrease) in cash and cash equivalents	(542,145)	9,355,008
Cash and cash equivalents - Beginning of period	6,696,805	6,003,832
Cash and cash equivalents - End of period	6,154,660	15,358,840
Cash paid for income tax	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(8)

Minco Gold Corporation
(An exploration stage enterprise)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

1.	General information

Minco Gold Corporation (“Minco Gold” or the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. Following a number of name changes the Company became Minco Gold in 2007. It is an exploration stage company engaged in exploration and evaluating gold-dominant mineral properties and projects in China. The registered office of the Company is 2772 – 1055 West Georgia Street, British Columbia, Canada. The Company has listed its common shares on the Toronto Stock Exchange (“TSX”) under the symbol “MMM”, and the NYSE Amex Equities (“AMEX”) under the symbol “MGH”.

As at March 31, 2012, Minco Gold owned a 22.06% (December 31, 2011 – 22.15%) equity interest in Minco Silver Corporation (“Minco Silver”), a related party domiciled in Canada.

The Company has $6.2 million cash which includes $4.6 million in Mingzhong to be used for the final payment for the acquisition of the Changkeng exploration permit as at March 31, 2012. The remaining cash balance available to fund exploration and general corporate requirements is $1.6 million, and is held primary in the Company’s Chinese Subsidiaries. The Company may face delays repatriating funds held in China if at any time the Company needs additional resources to enable it to undertake projects elsewhere in the world. The Company plans on meeting any additional short-term cash requirements through funds advanced from Minco Silver or to raise funds through the sale of a portion of its equity investment in Minco Silver when necessay.

2.	Basis of preparation

The condensed consolidated interim financial statements include the accounts of Minco Gold, its wholly-owned Chinese subsidiaries Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”) and Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”); its wholly owned British Virgin Island subsidiary Triple Eight Mineral Corporation (“Temco”); and its 51% interest in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”).

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these condensed consolidated interim financial statements are consistent with these applied in the preparation of the consolidated annual financial statements for the year ended December 31, 2011.

These financial statements were approved by the board of directors for issue on May 11, 2012.

(9)

Minco Gold Corporation
(An exploration stage enterprise)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

3.	Cash and cash equivalents

As at March 31, 2012 cash and cash equivalents consisted of short-term deposits with a maturity term of seven days and can be renewed automatically. The yields on the shore-term deposits are 1.5%.

	March 31,	December 31,
	2012	2011
	$	$

Cash and cash equivalents	6,154,660	6,696,805

Included in cash is $4,606,182 held by in Mingzhong to satisfy the remaining amount outstanding for the Changkeng permit (note 4(a)).

4.           Mineral interests

a)           Guangdong - Changkeng

Minco China is the controlling shareholder in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”) with a 51% interest.

Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and on January 5, 2008 Mingzhong received the Changkeng exploration permit (the “Changkeng Exploration Permit”). This exploration permit was renewed for a two-year period ending on September 10, 2013. To acquire the Changkeng Exploration Permit, Mingzhong is required to pay RMB 48 million (approximately $7.3 million). As at December 31, 2008, the first payment for the Changkeng Exploration Permit to 757 Exploration Team was made in an amount of RMB 19 million (approximately $2.87 million).

In order to pay the remaining RMB 29 million ($4.6 million), shareholders of Mingzhong agreed to inject capital of RMB 32 million ($5.0 million). As of March 31, 2012, Minco China paid RMB 16.3 million ($2.6 million) and the five minority shareholders paid RMB 15.7 million ($2.4 million). Accordingly, Mingzhong has all of the cash required to settle the remaining payable for the permit.

As two of the shareholders, Guangdong Gold Corporation (“GGC”) and Guangdong Geological Exploration and Development Corporation (“GGEDC”), are state-owned companies they need to receive the requisite approval from the Guangdong provincial government’s Minister of Finance to increase their share of registered capital in Mingzhong. The funds received from the five minority shareholders are classified as a current liability as at March 31, 2012, pending approval of the capital injection.

The remaining amount payable for the Changkeng Exploration Permit of $4,606,182 (RMB 29 million) was classified as a current liability as of March 31, 2012.

(10)

Minco Gold Corporation
(An exploration stage enterprise)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

4.           Mineral interests (continued)

Pursuant to the terms of an agreement with Minco Silver, the Company has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to Minco Silver.  As a result, Minco Silver is responsible for 51% of the total costs in relation to the Changkeng Silver Mineralization.

b)           Gansu - Longnan

Minco China holds twelve exploration permits in the Longnan region of south Gansu province in China. The Longnan region is within the southwest Qinling gold field.

The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

i)	Yangshan: including five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area;

ii)	Yejiaba: including four exploration permits adjacent to the Guojiagou exploration permit;

iii)	Xicheng East: including three exploration permits to the east extension of the Xicheng Pb-Zn mineralization belt.

The Company has spent a cumulative total of $8.4 million on the Longnan project as of March 31, 2012 (as of December 31, 2011 - $8.1 million) on exploration costs.

On September 27, 2010, Minco China entered into an agreement with Fengxian Xin Kun Mining Corporation (“FXKM”) in which the Company agreed to sell two exploration permits in the Xicheng East to FXKM for RMB 2.2 million. The process of transferring the titles of the two permits to FXKM was not approved by Gansu province until March 10, 2012.

On March 1, 2012, Minco China entered into a supplementary agreement with FXKM in which FXKM agreed to pay an additional 0.4 million RMB to reimburse Minco China’s maintenance costs incurred for the above two permits since September 27, 2010. The sale is expected to complete in the second half year of 2012.

c)	Hunan - Gold Bull Mountain

Minco China’s wholly owned subsidiary Yuanling Minco owns the Gold Bull Mountain Mining License, which was renewed for a two-year period ending on June 28, 2013.

d)	Guangdong - Sihui

Minco China holds an exploration permit in Guangdong Sihui in China. The permit expires on February 3, 2013.

(11)

Minco Gold Corporation
(An exploration stage enterprise)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

4.	Mineral interests (continued)

The following is a summary of exploration costs incurred by the Company:

	Three months ended March 31,		Cumulative to March 31,
Currently active properties:	2012	2011	2012
	$	$	$
Gansu
- Longnan	288,432	270,927	8,392,632
Guangdong
- Changkeng	7,902	12,919	8,173,971
Hunan
- Gold Bull Mountain	5,360	-	2,195,072
Guangdong
- Sihui	1,195	-	1,195

Total	302,889	283,846	18,762,870

5.	Equity investment in Minco Silver Corporation

As at March 31, 2012, the Company owns 13,000,000 common shares of Minco Silver (December 31, 2011 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

On March 3, 2011, Minco Silver concluded a share offering of 7,600,000 common shares at $5.95 per share. The Company did not participate in this offering and as a result, its ownership interest in Minco Silver decreased to 22.15% as at December 31, 2011.

The Company’s ownership interest in Minco Silver decreased to 22.06% as at March 31, 2012.

Comprehensive income (loss) on the investment in Minco Silver is as follows:

	Three months ended March 31,
	2012	2011
	$	$
Dilution gain (loss)	(8,040)	8,478,000
Equity loss	(361,069)	(677,154)
Accumulated translation adjustment	(75,127)	(87,981)
Comprehensive income (loss) from investment in Minco Silver	(444,236)	7,712,865

(12)

Minco Gold Corporation
(An exploration stage enterprise)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)
5.	Equity investment in Minco Silver Corporation (continued)

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	March 31,	December 31,
	2012	2011
	$	$
Carrying value of investment in Minco Silver	14,044,780	14,489,016

Market value of Minco Silver shares	27,560,000	25,870,000

As at March 31, 2012, Minco Silver had current assets of $69,494,058, non-current assets of $18,799,183 (including $18,105,456 in capitalized mineral interests), and current liabilities of $471,259 and shareholders’ equity of $87,821,982. Minco Silver incurred exploration costs of $Nil, administration costs of $1,753,393 and a loss of $1,633,427 during the three months period ended March 31, 2012

As at December 31, 2011, Minco Silver had current assets of $71,012,927, non-current assets of $18,562,785 (including $17,811,322 in capitalized mineral interest costs), and current liabilities of $968,600 and shareholders’ equity of $88,607,022.  Minco Silver recorded exploration costs of $Nil, administration costs of $2,854,413, and a loss of $2,775,308 during the three months period ended March 31, 2011.

6.	Share capital

a.	Common shares and contributed surplus

Authorized

100,000,000 common shares without par value

b.	Stock options

Minco Gold may grant options to its directors, officers, employees and consultants under its stock option plan (the “Stock Option Plan”). The Company’s board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options are granted.  These options are equity settled.

On March 28, 2012, the Company granted stock options to purchase 2,000,000 common shares at an exercise price of $0.67 per common share that vest over an 18-month period from the issue date to its directors, consultants and employees.

(13)

Minco Gold Corporation
(An exploration stage enterprise)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

6.	Share capital (continued)

The number of common shares reserved for issuance under the Stock Option Plan is 6,525,667. The maximum number of common shares reserved for issuance is 15% of the issued and outstanding common shares of the Company.

Minco Gold recorded $215,042 in stock-based compensation expense for the three months period ended March 31, 2012 (March 31, 2011 - $776,741).

A summary of the options outstanding is as follows:

Number outstanding		Weighted average exercise price
		$
Balance, January 1, 2011	4,145,000	0.99

Granted	2,380,000	2.18
Exercised	(833,333)	0.96
Forfeited	(447,667)	2.01
Expired	(260,000)	1.99

Balance, December 31, 2011	4,984,000	1.41

Granted	2,000,000	0.67
Forfeited	(343,333)	1.59
Expired	(115,000)	1.79

Balance, March 31, 2012	6,525,667	1.17

(14)

Minco Gold Corporation
(An exploration stage enterprise)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

6.	Share capital (continued)

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (year)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.48 - 0.65	720,000	1.80	0.48	720,000	0.48
0.66 - 0.90	3,000,000	3.49	0.71	1,000,000	0.79
0.91 - 1.30	726,667	1.29	1.00	726,667	1.00
1.31 - 1.80	140,000	1.04	1.44	140,000	1.44
1.81 - 2.59	1,939,000	3.79	2.18	1,285,988	2.19
	6,525,667	3.10	1.17	3,872,655	1.26

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2012	2011
Risk-free interest rate	1.12% - 1.56%	1.07% - 2.56%
Volatility	89% - 95%	85% - 94%
Forfeiture rate	28%	28%
Estimated expected lives	5 years	5 years

Option pricing models require the use of subjective estimates and assumptions including the expected stock price volatility. The stock price volatility is calculated based on the Company’s historical volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(15)

Minco Gold Corporation
(An exploration stage enterprise)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

7.           Commitments

The Company has commitments in respect of office leases requiring minimum payments of $436,713, as follows:

	$

2012		104,049
2013		140,839
2014		143,869
2015		47,956
		436,713

8.           Related party transactions

Shared office expenses

a)
Minco Silver and Minco Gold share offices and certain administrative expenses in Beijing and Minco Silver, Minco Base Metals Corporation (“MBM”) and Minco Gold share offices and certain administrative expenses in Vancouver.

At March 31, 2012, the Company has $58,250 due from Minco Silver (December 31, 2011 - $429,114) and consisted of the following:

Amount due from Foshan Minco as at March 31, 2012 of $1,218,745 (December 31, 2011 - $1,167,282), representing the expenditures incurred by Minco China on behalf of Foshan Minco and shared office expenses.

Amount due to Minco Silver as at March 31, 2012 of $1,160,495 (December 31, 2011 – amount due from of $738,168) representing funds advanced from Minco Silver to Minco Gold to support its operating activities in Canada net of shared head office expenses.

The amounts due are unsecured, non-interest bearing and payable on demand.

The above two amounts will be net settled and accordingly has been presented as a net balance on the consolidated financial statements.

b)
At March 31, 2012, the Company has $9,145 due from MBM (December 31, 2011 - $20,774), in relation to shared office expenses. The Company is related to MBM through one common directors and common management.

   The amounts due are unsecured, non-interest bearing and payable on demand.

(16)

Minco Gold Corporation
(An exploration stage enterprise)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

8.	Related party transactions (continued)

Funding of Foshan Minco

Minco Silver cannot invest directly in Foshan Minco as Foshan Minco is legally owned by Minco China. All funding supplied by Minco Silver for exploration of the Fuwan Project must first go through Minco China via the Company to comply with the Chinese Law. In the normal course of business Minco Silver uses trust agreements when providing cash, denominated in US dollars, to Minco China via the Company for the purpose of increasing the registered capital of Foshan Minco. Minco China is a registered entity in China however it is classified as being a wholly foreign owned entity and therefore can receive foreign investment... Foshan Minco is a Chinese company with registered capital denominated in RMB and therefore can only receive domestic investment from Minco China. Increases to the registered capital of Foshan Minco must be denominated in RMB.

On June 9, 2011, Minco Silver advanced US$10 million (March 31, 2012 - $10,199,000) to the Company, the ultimate legal shareholder of Foshan Minco.  During 2011, the Company received government approvals to increase the registered capital of its wholly owned subsidiary, Minco China.  Minco China has undertaken to exchange the US$10 million into RMB and will then invest the funds, on behalf of Minco Silver, to increase the registered capital of Foshan Minco.

In August, 2011, the Company, Minco Silver and Minco China entered into a trust agreement in which the Company and Minco China confirmed they have received the US$10 million, and Minco China is required to exchange these US fund into RMB in order to increase Foshan Minco’s registered share capital. Once all the funds are transferred from Minco China to Foshan Minco, the trust agreement is effectively settled and no repayment is expected by Minco Silver from Minco China.

As at March 31, 2012, Minco China held US$8,187,394 and RMB 12,000,000 in trust for Minco Silver.

(17)

Minco Gold Corporation
(An exploration stage enterprise)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

8.	Related party transactions (continued)

Key management compensation

In the three months period ended March 31, 2012 and 2011, the following compensation was paid to key management. Key management includes the Company’s directors and senior management.  This compensation is included in exploration costs, and administrative expenses

	March 31, 2012
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	14,500	40,651	55,151
Senior management	60,561	98,040	158,601
Total	75,061	138,691	213,752

	March 31, 2011
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	14,000	100,203	114,203
Senior management	110,113	286,995	397,108
Total	124,113	387,198	511,311

The above transactions were conducted in the normal course of business.

9.	Segment reporting

The Company’s business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company’s assets and net loss is as follows:

Segment loss	March 31, 2012
	Canada	China	Total
	$	$	$
Exploration costs	(52,958)	(249,931)	(302,889)
General and administration costs	(555,024)	(97,409)	(652,433)
Other expenses	(283,950)	(51,053)	(335,003)
Segment loss	(891,932)	(398,393)	(1,290,325)

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Minco Gold Corporation
(An exploration stage enterprise)
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2012 and 2011

(Expressed in Canadian dollars, unless otherwise stated)

9.	Segment reporting (continued)

Segment loss	March 31, 2011
	Canada	China	Total
	$	$	$
Exploration costs	(137,971)	(145,875)	(283,846)
General and administration costs	(1,174,636)	(179,943)	(1,354,579)
Other income (expenses)	7,795,431	(37,381)	7,758,050

Segment profit (loss)	6,482,824	(363,199)	6,119,625

Assets and liabilities by segment			March 31, 2012
	Canada		China		Total
	$		$		$
Current assets		318,384		6,185,078		6,503,462
Non-current assets		14,101,099		227,926		14,329,025
Current liabilities		184,324		7,349,346		7,533,670

		December 31, 2011
	Canada	China	Total
	$	$	$
Current assets	258,199	7,128,571	7,386,770
Non-current assets	14,545,540	244,463	14,790,003
Current liabilities	220,724	7,494,378	7,715,102

(19)